FORM 3	OMB APPROVAL

	OMB NUMBER:	3235-0104
	Expires:	September 30, 1998
Estimated average burden
	hours per response	0.5

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*			3. IRS or Social Security Number of Reporting Person (Voluntary)	6. If Amendment, Date of Original (Month/Day/Year)
Fogarty,	Timothy	T.

(Last)	(First)	(Middle)
			4. Issuer Name and Ticker or Trading Symbol	7. Individual or Joint/Group Filing (Check Applicable Line)
1071 Camelback Street			Ambassadors International, Inc. AMIE	[X] Form filed by One Reporting Person
[ ] Form filed by More than One Reporting Person
(Street)
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Newport Beach,	CA	92660
[ ] Director [ ] 10% Owner
(City)	(State)	(Zip)	[X] Officer (give title below)
[ ] Other (specify below)
2. Date of Event Requiring Statement (Month/Day/Year)
3/1/02			Chief Financial Officer, Treasurer and Secretary

TABLE I — Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 5(b)(v).			(Over) SEC 1473 (7-96)

FORM 3 (continued)

Table II — Derivative Securities Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)

	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Options to Purchase Common Stock	(1)	2/19/09	Common Stock	24,118	5.68	D

Options to Purchase Common Stock	(2)	11/5/09	Common Stock	7,235	4.41	D

Options to Purchase Common Stock	(3)	2/11/10	Common Stock	18,088	4.93	D

Options to Purchase Common Stock	(4)	5/31/10	Common Stock	13,265	5.65	D

Options to Purchase Common Stock	(5)	11/3/10	Common Stock	2,412	7.02	D

Options to Purchase Common Stock	(6)	3/1/12	Common Stock	14,882	7.95	D

Explanation of Responses:

(1) The options vest in four annual installments of 6029.50 each commencing on 2/19/2000
(2) The options vest in four annual installments of 1808.75 each commencing on 11/5/2000
(3) The options vest in four annual installments of 4522 each commencing on 2/11/2001
(4) The options vest in four annual installments of 3316.25 each commencing on 5/31/2001
(5) The options vest in four annual installments of 603 each commencing on 11/3/2001
(6) The options vest in four annual installments of 3,720.50 each commencing on 3/1/2003
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Timothy T. Fogarty	3/22/02

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.	Signature of Reporting Person	Date

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

Form 3 020322 — Fogarty.wpd		Page 2 SEC 1473 (7-96)